SYNERON ANNOUNCES $6.0M EQUIPMENT SALE TO AMERICAN LASER CENTERS

Syneron expands relationship with nation's

 largest physician-supervised aesthetic medical clinic chain

Yokneam, Israel & Toronto—September 16, 2005—Syneron Medical Ltd. and Syneron North America (NASDAQ: ELOS), today announced that American Laser Centers (ALC), will purchase $6.0 million worth of Syneron equipment for deployment in its centers throughout the nation.

ALC, with more than 100 physician-supervised locations in the U.S., evaluated the VelaSmooth™, and decided to expand the activity of its clinics from hair removal and skin rejuvenation to also include cellulite treatment. ALC's new order with Syneron is for the purchase of 100 Syneron platforms with delivery scheduled over the next six months.  The order includes both the VelaSmooth and the Aurora™ system -- Syneron's flagship product for hair removal and FotoFacial® treatments.

“Syneron is pleased to build on our current relationship with ALC as its exclusive equipment provider at this time of tremendous expansion,” said Domenic Serafino, president, Syneron North America. “By working even more closely with a medical chain like ALC, Syneron will achieve greater market awareness for the elos™ technology and Syneron's wide portfolio of medical aesthetic platforms.”

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos™ technology provides the foundation for highly effective, safe and cost- effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia- Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

For more information, please contact

Syneron North America: Domenic Serafino, President, (905) 886-9235 ext. 247, doms@syneron.com

Syneron Medical Ltd: Judith Kleinman, VP Investor Relations +972 4909 6282, ir@syneron.com

Schwartz Communications:  Jane Sinclair (781) 684-0770 syneron@schwartz-pr.com

Syneron, the Syneron logo, elos, Aurora and VelaSmooth are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.